EXHIBIT 99.1

Bellatrix Announces Acquisition and Retirement of US$10 Million of Its Senior Unsecured Notes Due 2020

CALGARY, Alberta, May 02, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) today announces that it has entered into an exchange agreement with a holder (the "Holder") of its 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”) to exchange in a privately negotiated transaction, US$10 million aggregate principal amount of the Senior Notes for 7,081,837 common shares of Bellatrix.  Pursuant to the exchange agreement, the Senior Notes will be acquired at a 10% discount to their face value, and the common shares will be issued at a 5% discount to the volume weighted average price on the Toronto Stock Exchange for a 20 trading day period preceding April 30, 2018, subject to the satisfaction or waiver of the closing conditions. The terms of the exchange agreement require the Company to qualify the common shares issuable in the exchange pursuant to a prospectus supplement to be filed by Bellatrix under the Company's existing base shelf prospectus. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the common shares to be issued pursuant to the exchange on the TSX. In addition, application has been made to list the common shares to be issued pursuant to the exchange on the New York Stock Exchange (the "NYSE"). Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE, as applicable. The transaction is expected to close on or before May 7, 2018.

The reduction of US$10 million of Senior Notes outstanding provides annualized interest savings of approximately $1.1 million using the current Canadian/US dollar exchange rate.  The exchange agreement is consistent with Bellatrix’s strategy to improve financial strength, optimize its capital structure, and enhance long term shareholder value.

The Holder currently exercises control or direction over 517,430 Bellatrix common shares. In addition, the Holder currently exercises control or direction over $25,027,000 principal amount of convertible debentures of Bellatrix, which are convertible into 3,089,753 common shares based on a conversion price of $8.10 per common share.  Following completion of the exchange, it is expected that the Holder will exercise control or direction over an aggregate of 7,599,267 common shares or 13.5% of the Company's issued and outstanding common shares and if the Holder was to elect to convert the convertible debentures held by the Holder, the Holder would exercise control or direction over an aggregate of 10,689,020 common shares or 17.9% of the Company's issued and outstanding common shares (assuming no other holder of the convertible debentures elected to convert their convertible debentures).  Under the terms of the exchange agreement, and in an undertaking provided to the TSX, the Holder has agreed to not convert the convertible debentures it holds if it would result in the Holder beneficially holding greater than 19.9% of the issued and outstanding common shares of the Company.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the expectation that the common shares to be issued pursuant to the exchange will be qualified for issuance pursuant to a prospectus supplement to be filed by Bellatrix under the Company's existing base shelf prospectus, the expected annualized interest savings resulting from the reduction of amounts outstanding under the Senior Notes, the expected number and percentage of the issued and outstanding shares (and other securities) to be held by the Holder following completion of the Exchange and Bellatrix’s strategy to improve financial strength, optimize its capital structure and enhance long term shareholder value, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 2, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with any delay or failure to file a prospectus supplement, obtain exchange approval or satisfy the closing conditions for the exchange transaction. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things, the closing of the exchange transaction and the timely receipt of any required regulatory approvals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2017) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.